UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of JANUARY 2008
Commission File Number 333-08354
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
REUTERS GROUP PLC
(Registrant)
Date 14 January 2008
By /s/ Nancy C Gardner
NANCY GARDNER, AUTHORISED SIGNATORY AND GENERAL COUNSEL, AMERICAS

THOMSON AND REUTERS PROVIDE REGULATORY UPDATE
High Degree of Confidence that Acquisition will be Approved
January 14, 2008 — The Thomson Corporation (NYSE: TOC; TSX: TOC) and Reuters (LSE: RTR, NASDAQ: RTRSY) today announced that they have agreed with the U.S. Department of Justice (DOJ) to align more closely its regulatory review timetable for Thomson’s proposed acquisition of Reuters with that of the European Commission (EC). The DOJ and EC have been working cooperatively with one another in their reviews. As a result, the DOJ is now expected to render a decision on or about the date on which the EC makes its decision.
Thomson and Reuters have had productive discussions with the DOJ and EC. Given the highly complementary nature of their businesses, the two companies have a high degree of confidence that the acquisition will receive clearance on an expedited timetable.
Thomson and Reuters expect the transaction to close early in the second quarter of 2008. While the regulatory review process continues, integration planning efforts associated with the acquisition are proceeding on course.
About The Thomson Corporation:
The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).
About Reuters:
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,500 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.
The directors of Thomson and Reuters accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Thomson and Reuters (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

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DEALING DISCLOSURE REQUIREMENTS
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of Thomson or of Reuters, all ‘dealings’ in any ‘relevant securities’ of that company (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Transaction becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.
CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS
This news release includes forward-looking statements, such as Thomson’s and Reuters beliefs and expectations regarding the regulatory review process and anticipated timing for closing for their proposed transaction. These statements are based on certain assumptions and reflect Thomson’s and Reuters current expectations. There can be no assurance that the regulatory review process will be completed during the time period specified in this news release, or that the proposed transaction will be consummated. The closing of the proposed transaction is subject to various regulatory approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this news release are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include, without limitation, the effect of regulatory conditions, if any, imposed by regulatory authorities and the reaction of Thomson’s and Reuters customers, suppliers, competitors and others to the proposed transaction. Additional factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s and Reuters respective materials filed with the securities regulatory authorities in Canada, the United Kingdom and the United States (as the case may be) from time to time including The Thomson Corporation’s 2006 Annual Report on Form 40-F and Reuters Group PLC’s 2006 Annual Report on Form 20-F, each of which has been filed with the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson or Reuters speak only as of the date they are made. Thomson and Reuters each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.
This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s website at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at 1-800-732-0330.

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Contacts:

Reuters:
Investor Relations enquiries
Miriam McKay
Global Head of Investor Relations
+44 (0) 207 542 7057
+44 (0) 7990 567057
Miriam.mckay@reuters.com
UK Media enquiries
Victoria Brough
Global Head of Financial PR
+44 (0) 207 542 8763
victoria.brough@reuters.com
US Media enquiries
Frank DeMaria
SVP, Corporate Communications, Americas
+1 646 223 5507
frank.demaria@reuters.com
The Thomson Corporation:
Investor Relations enquiries
Frank J. Golden
Vice President, Investor Relations
+1 (203) 539 8470
frank.golden@thomson.com

US Media enquiries
Fred Hawrysh
Global Director, External Communications
+1 (203) 539 8314
fred.hawrysh@thomson.com
UK Media enquiries
Edward Simpkins
Edward.simpkins@finsbury.com
Finsbury
+44 (0) 207 251 3801

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